Fried, Frank, Harris, Shriver & Jacobson LLP

May 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549

Attn:	Perry Hindin, Special Counsel

Re:	Grindrod Shipping Holdings Ltd.
Schedule 13E-3 filed May 14, 2024
File No. 005-90546

Dear Mr. Hindin,

On behalf of Grindrod Shipping Holdings Ltd. (the “Company”), we submit this letter in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 24, 2024, with respect to the Company’s Schedule 13E-3, including the exhibits attached thereto, filed with the Commission on May 14, 2024 (the “Schedule 13E-3”). In connection with this letter, an amendment to the 13E-3 (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italicized, bold type, followed by responses on behalf of the Company. The page references appearing in the headings and the Staff’s comments below correspond to the Circular to Shareholders, filed with the 13E-3 as Exhibit (a)(5)(i) (the “Circular”), and, as such, refer to pages in the Circular. The page numbers in each of our responses below correspond to the Circular. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Circular.

Schedule 13E-3 filed May 14, 2024

3.1 Position of the Non-Participating Shareholders as to Fairness, page SP-5

1.	Disclosure in this section and the section entitled “Position of the Company as to Fairness; Recommendation of the Board (other than the Recused Directors)” indicates that the Non- Participating Shareholders and the Company reasonably believe that the Selective Capital Reduction is fair to the “Participating Shareholders.” “Participating Shareholders” is defined on page A-1 as all the Shares held by Shareholders other than those held by GF. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase “Participating Shareholders” applies to any other directors and officers of the Company who are not affiliated with GF. Disclosure regarding the Board’s fairness determination with respect to the phrase “Participating Shareholders,” as opposed to unaffiliated holders of the Company, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, the Company and the Non-Participating Shareholders have amended the Schedule 13E-3 by including in Paragraph 1 of Amendment No. 1 a defined term “Unaffiliated Shareholders” and by reflecting in Paragraphs 2, 4, 5 and 6 of Amendment No. 1 the new defined term such that the fairness determinations of the Company and Non-Participating Shareholders reflected in the Schedule 13E-3 speak to fairness to the Company’s Unaffiliated Shareholders, rather than to the Participating Shareholders.

One New York Plaza, New York, New York 10004—1089

T: +1.212.859.8000 friedfrank.com

United States Securities and Exchange Commission
May 28, 2024

3.3 Factors Considered in Determining Fairness, page SP-5

2.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). We note that the Non-Participating Shareholders have expressly adopted the analysis and resulting conclusions of the Board. However, it does not appear that such analysis includes the factor described in clause (vi) of the Instructions to Item 1014 or explain why such factor was not deemed material or relevant to either the Board’s or the Non- Participating Shareholders’ fairness determinations. In addition, if the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board and Non-Participating Shareholders believe that the Rule 13e-3 transaction is fair in the absence of such safeguards. In addressing Item 1014(c), please refer to the preceding comment regarding the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).

Response: In response to the Staff’s comment, the Company and the Non-Participating Shareholders have amended the Schedule 13E-3 by disclosing (i) in Paragraph 3 of Amendment No. 1 the extent to which purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A and (ii) in Paragraphs 4 and 5 of Amendment No. 1 the procedural safeguard in Item 1014(c) (requiring the approval of at least a majority of the Unaffiliated Shareholders) was, in each case, considered by the Board and Non-Participating Shareholders in their respective fairness determinations. In addition, the Company and the Non-Participating Shareholders have amended the Schedule 13E-3 by disclosing in Paragraph 6 of Amendment No. 1 that it was not considered necessary to retain an unaffiliated representative to act solely on behalf of the Unaffiliated Shareholders and that such belief did not impact the respective fairness determinations of the Board and Non-Participating Shareholders.

Appendix E - Financial Information, page E-1

3.	We note that the Schedule 13E-3 incorporates by reference the Company’s financial information in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3, and the summary of such information is provided in Appendix E of the Circular to Shareholders. Please revise Appendix E to also provide the disclosure described in Item 1010(c)(5) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has amended the Schedule 13E-3 by disclosing in Paragraph 7 of Amendment No. 1 the Company’s book value per Share as of the most recent balance sheet date.

United States Securities and Exchange Commission
May 28, 2024

Appendix G - Valuation Reports, page G-1

4.	Disclosure on page G-1 (Braemar Valuations) indicates that “the valuations are provided solely for the private use of the addressee and cannot be published, circulated or provided to any third party without the express written agreement of Braemar Valuations Limited” and that “…the valuations are not to be used in a public document or a fund-raising document without our prior written consent.” Disclosure on page G-4, constituting Hartland Shipping Services’ valuation, indicates that the valuation is not to be “quoted from or referred to in any document or filed with any government agency or other person without the written consent of Hartland Shipping Services Limited.” Please disclose in the Offering Circular that both Braemar Valuations and Hartland Shipping Services have consented to the use of their respective materials in the filing.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it disclosed on page E-11 of Appendix E to the Circular that each of Braemar Valuations Limited and Hartland Shipping Services Limited provided their respective consent to the inclusion of their respective materials in the Circular. For clarity, this disclosure is included in Paragraph 8 of Amendment No. 1.

5.	Disclosure on page G-1 also indicates that “[n]o responsibility can be accepted for any use by any third party, and you will indemnify Braemar Valuations Limited and all associated companies for any loss or damage including all legal expenses arising out of any allegation of reliance on this valuation by such a third party.” Disclosure on page G-4 indicates that Hartland Shipping Services’ valuation is “expressed solely to and is for the benefit solely of the person instructing us” and that “[n]o other party is entitled to rely upon the contents herein nor is it to be quoted from or referred to in any document or filed with any government agency or other person without the written consent of Hartland Shipping Services Limited.” Please either revise such disclosure to remove these statements or provide the legal basis for the Company’s and each valuation provider’s belief that shareholders cannot rely on the valuation to bring state (Singapore) law actions, including a description of any Singapore law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the Board under Singapore law, and the availability of this defense has no effect on the rights and responsibilities of either the respective valuation provider or the Board under the United States federal securities laws.

Response: In response to the Staff’s comment, the Company has amended the Schedule 13E-3 by including disclosure in Paragraph 8 of Amendment No. 1 to address the Staff’s comment.

* * * *

United States Securities and Exchange Commission
May 28, 2024

Please direct any questions regarding the Amendment No. 1 to Philip Richter and Roy Tannenbaum of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8763 and 212-859-8169, respectively.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:	Patrick Caron-Delion (Grindrod Shipping Holdings Ltd.)

Roy Tannenbaum